Mail Stop 4561

									December 28, 2005


Mr. Michael J. Cavanagh
Chief Financial Officer
JP Morgan Chase & Co.
270 Park Avenue
New York, NY 10017

      RE:	JPMorgan Chase & Co.
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 2, 2005
      File No. 1-5805

Dear Mr. Cavanagh:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004
Management`s Discussion and Analysis
Balance Sheet Analysis
Trading Assets and Liabilities - Derivative Receivables and
Payables,
page 49

1. Please expand to complete your response to prior comment 4 of our letter dated November 18, 2004




Audited Financial Statements
Notes to Consolidated Financial Statements
Note 29 - Fair Value of Financial Instruments
Derivatives, page 122
2. We have reviewed your response to prior comment 3 of our letter dated November 17, 2005. We note that your policy is to amortize deferred profit over the remaining maturities of the derivative transactions. Please tell us the method or methods you use to amortize deferred profit into income.
3. In future filings, please revise to disclose your amortization methods when deferred gains are material to net income for the periods presented.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3490 if you have questions.



								Sincerely,



						Donald Walker
									Senior Assistant
Chief
Accountant
??

??

??

??

Mr. Michael J. Cavanagh
JPMorgan Chase & Co.
December 28, 2005
Page 1